Filed by Aegerion Pharmaceuticals, Inc.

pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aegerion Pharmaceuticals, Inc.

Commission File No. 001-34921

Aegerion and QLT A Compelling June 15, 2016 Rare Disease Opportunity Mary Szela, Aegerion Pharmaceuticals, Inc. CEO Gregory Perry, Aegerion Pharmaceuticals, Inc. CFO Dr. Geoffrey F. Cox Ph.D., QLT Inc. CEO Jason Aryeh, QLT Inc. Chairman 1

Cautionary Note on Forward Looking Statements This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements contained in this presentation may include, without limitation, statements regarding the proposed transaction between QLT Inc. (“QLT”) and Aegerion Pharmaceuticals, Inc. (“Aegerion”), the timing and financial and strategic benefits thereof, expected impact of the transaction and private placement investment on the cash balance of the companies following the proposed merger, the future strategies, plans and expectations for the companies, and the anticipated timing of clinical trials and approvals for, and the commercial potential of, the companies’ pipeline products. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-looking statements, including the failure to receive, on a timely basis or otherwise, the required approvals by Aegerion and QLT shareholders and government or regulatory agencies; the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Aegerion and QLT operations will be greater than expected; the ability of the companies to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase the consolidated tax liabilities of the companies following the proposed merger; and other risk factors relating to the biopharmaceutical industry, as detailed from time to time in each of Aegerion’s and QLT’s reports filed with the SEC and, in QLT’s case, the CSA. Investors should not place undue reliance on forward-looking statements. The forward-looking statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current view of future performance, results, and trends. Such statements are made as of the date of this presentation, and except to the extent otherwise required by applicable law, we undertake no obligation to update such statements after this date. In addition to those risks described above, risks and uncertainties that could cause our actual results to materially differ from those described are discussed in our filings with the SEC (including those described in Item 1A of Aegerion’s and QLT’s Annual Reports on Form 10-K for the year ended December 31, 2015 and Aegerion’s and QLT’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, in each case under the heading “Risk Factors” and elsewhere in such filings). 2

Important Information for Investors and Shareholders Additional Information about the Proposed Transaction and Where to Find It This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus and no offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the proposed business combination between QLT and Aegerion. In connection with the proposed transaction, QLT will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the joint proxy statement/circular of Aegerion and QLT that also includes a prospectus relating to shares of QLT common stock to be issued in connection with the proposed transaction. Aegerion and QLT will mail the joint proxy statement/circular to their respective shareholders in connection with the transaction. This communication is not a substitute for the registration statement, joint proxy statement/circular, prospectus or other documents that QLT and/or Aegerion may file with the SEC in connection with the proposed transaction. INVESTORS OF QLT AND AEGERION ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/CIRCULAR, PROSPECTUS AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, AEGERION AND THE PROPOSED TRANSACTION. Aegerion shareholders will be able to obtain the registration statement, joint proxy statement/circular, and prospectus, as well as other filings containing information about Aegerion, QLT and the proposed transaction, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also on the SEDAR website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. Aegerion shareholders may also obtain these documents, free of charge, from Aegerion’s website (www.aegerion.com) under “Investors—Financial Information—SEC Filings” or by directing a request to Aegerions’s Secretary at Aegerion Pharmaceuticals, Inc., One Main Street, Suite 800, Cambridge, MA 02142. QLT shareholders may also obtain these documents, free of charge, from QLT’s website at www.QLTinc.com under “Investors— Securities Filings—Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5. Participants in the Solicitation The respective directors and executive officers of Aegerion and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Aegerion’s directors and executive officers is available or incorporated by reference in its Annual Report on Form 10-K filed with the SEC on March 15, 2016, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC and the CSA on February 25, 2016, as amended by its Annual Report on Form 10-K/A filed with the SEC and the CSA on April 29, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the registration statement, joint proxy statement/circular and other relevant materials to be filed with the SEC and the CSA. 3

QLT Inc.

Aegerion Pharmaceuticals

Transaction Highlights

- **QLT Inc. ("QLT") and Aegerion Pharmaceuticals, Inc. ("Aegerion") are a Strong Strategic Fit**
  - QLT accesses a global, rare disease company with capability to commercialize its promising asset, QLT091001 (Zuretinol acetate; "Zuretinol"), if approved
  - Aegerion addresses capital needs and gains a high potential, late-stage pipeline growth driver
  - Merger provides ability for Aegerion to transition core business to generate positive cash flow from operations in 2017

- **QLT to be renamed Novelion Therapeutics, Inc. ("Novelion") and Have Potential of up to $500M in Global Peak Sales**

Juxtapid (lomitapide) capsules	HoFH up to ~**$100m** in global peak sales
myalept (metreleptin for injection)	GL and potentially SPL to drive up to ~**$200m-$250m** in global peak sales
Zuretinol	LCA and RP to potentially deliver up to ~**$200m+** in peak sales

- **Substantially Enhanced Portfolio**
  - One Phase 3 ready, Orphan Drug and FDA Fast-Track designated program (Zuretinol) in Ophthalmic Rare Diseases
    - Zuretinol is a replacement therapy for a missing key component of visual cycle
    - Oral, chronic treatment to provide improvement in functional visual endpoints without surgical intervention
    - Safety profile consistent with well-understood safety profile of retinoid class of drugs
  - Two commercial brands – Juxtapid and Myalept

- **Significant New Capital and Shareholder Support**
  - Improved access to capital with more diversified institutional healthcare investor base
  - Strong shareholder support evidenced by approximately $22m investment from ten existing and new shareholders who have agreed to vote in favor of merger
  - Pro forma unrestricted cash balance of over $100m assuming completion of the proposed merger by end of Q3 2016

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Aegerion & QLT Create a Strong, Global Rare-Disease Focused Organization 5 Core Attributes Aegerion QLT Novelion Strong Cash Position On-Market Growth Products  Late Stage Orphan Clinical Asset Global Capabilities Commercial Infrastructure  Rare Disease Core Competency Leadership / Board Strong Investor Support JW Asset Management And other investors

Inherited Retinal Diseases (IRD) – A Significant Unmet Need Retinitis Pigmentosa (RP) and Leber Congenital Amaurosis (LCA) caused by LRAT or RPE65 mutations are forms of IRD These gene defects result in severely or completely compromised visual cycle  There are currently no FDA or EMA approved pharmacologic treatments for either LCA or RP  RP Most common form of IRD  Generally lose vision after the first decade of life  LCA  Patients suffer severe vision loss soon after birth 6

Prevalence of LCA and RP LCA and RP Population with RPE65/LRAT Mutations (U.S. and EU3) Key Insights  The 2015 prevalent population of RP and LCA patients estimated to have RPE65 or LRAT in the U.S. and the EU3 is ~2,000 patients Prevalence estimates worldwide: 1.8 1.6 1.4 1.2 1 0.8 0.6 0.4 0.2 0    RP: 2,000 to 3,000 patients LCA: 1,000 to 2,000 patients  The prevalence of LCA, RP, and genetic mutation distribution are comparable in the U.S. and EU3 Patients between the ages 0 – 10 and 11 – 30 comprise ~13% and ~25% of the population, respectively  RP LCA As RP and LCA are not associated with significant mortality, prevalence is expected to grow with the overall population at a rate of ~0.8% per year Given the lack of treatment for genetically diagnosed patients in today’s landscape, a minority of these patients currently have a confirmatory genetic diagnosis Source: Source: KOL Interviews, Health Advances Analysis 2015. Note: Reflects QLT Assumptions. 7 Patients (K) Key:RPE65 MutationsLRAT Mutations 0.46 1.09 0.04 0.39

QLT Inc. Aegerion Pharmaceuticals

Zuretinol – A Unique Therapeutic Opportunity

Description	▪ Zuretinol acts as a replacement of a missing component of the visual cycle (11-cis-retinal) in LCA and RP patients with RPE65 or LRAT gene defects ▪ Oral solution for QD dosing ▪ 3-5 day course of therapy once monthly
Clinical Summary	▪ Demonstrated improvements in Goldmann Visual Field and Visual Acuity, following single and repeat dosing in LCA and RP patients ▪ 8 clinical studies (including 4 in healthy volunteers) conducted with Zuretinol to date ▪ A total of 144 patients have been treated ▪ Recently completed retrospective Natural History study
Safety	▪ Well-tolerated dosing regimen ▪ Titratable dosing regimen ▪ Safety profile consistent with well-understood safety profile of retinoid class of drugs
Regulatory Status	▪ Currently ready for a Phase 3 trial in IRD patients with LCA and RP ▪ FDA and EMA Orphan Drug Designation for both LCA and RP
IP Status / LOE	▪ US exclusivity likely to 2030, including patent term extension (Base Case) ▪ EU 10-year regulatory exclusivity to 2030 (assuming 2020 launch)

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Zuretinol Clinical Summary – Single Seven-Day Dose (IRD01 Study) GVF Assessments of an LCA Patient Pre-and Post-Dosing Patients Achieving > 20% Increase in GVF Area or > 5 Letter Improvement in VA in at Least 1 Eye at 2 or More Consecutive Visits within 2 Mos. Of Treatment 80% 70% 60% 50% 40% 30% 20% 10% 0% Goldmann Visual Field Visual Acuity LCA RP n = 14 LCA; 18 RP patients 79% (11/14) LCA patients and 83% (15/18) RP patients were classified as responders in at least one eye for either GVF or VA LCA data from The Lancet (2014) and RP from PLOS One (2015) 9 71% 67% 44% 43% LCA patient at screening, at 7 days of dosing, at 1 month, and at 4 months post dosing with Zuretinol

Zuretinol Clinical Summary – Repeated Seven-Day Dose (IRD02 Study) Retreatment trial for IRD01 patients Up to 3 additional 7-day treatment courses (with a minimum of 1 month between courses) Patients Achieving > 20% Increase in GVF Area or > 5 Letter Improvement in VA in at Least 1 Eye at 2 or More Consecutive Visits Post-Treatment 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% Goldmann Visual Field Visual Acuity LCA RP n = 13 LCA; 14 RP patients  77% of LCA patients and 86% of RP patients were classified as responders to treatment for either GVF or VA 10 92% 86% 77% 64%

GVF Response to Repeated 7-Day Dosing in an LCA Patient



Goldmann Visual Field (GVF) Improvement
Retinal Area (mm²)
600
500
400
300
200
100
0
-2 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38
Time (months)
Right Eye
Left Eye
7-Day Dose 1
7-Day Dose 2
7-Day Dose 3
7-Day Dose 4

- LCA patient* (female, 15 years old) from prior IRD01 and IRD02 studies
- Retreatment with Zuretinol improves GVF several-fold following each repeated 7-day dosing
- Improvements in GVF area were maintained for 1 – 2 months
- Patient also reported:
  - Improvement in night vision
  - Ability to read smaller fonts

* Subject with most marked pattern of VF treatment response observed; not representative of all treated patients.

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Anticipated Timing for Key Potential Milestones Reimbursement 2015 2016 2017 2018 2019 2020 Phase 3 Study (QLT091001 Zuretinol) 12 Initiation of Zuretinol FDA / EMA Filing Zuretinol FDA / EMA Full Approval Zuretinol Myalept Myalept EMA GL Approval and U.S. / EMA SPL Approval EMA Filing Juxtapid Japan Approval / Juxtapid Japan Filing

Transaction Structure and Financial Highlights Acquisition of Aegerion via merger in 100% stock transaction; Aegerion to become wholly-owned indirect subsidiary of QLT:  Exchange Ratio. The exchange ratio of 1.0256 shares of QLT common stock for each share of Aegerion common stock is subject to certain adjustments if Aegerion’s previously disclosed securities class action litigation and Department of Justice (“DOJ”) and Securities and Exchange Commission (“SEC”) investigations are resolved prior to closing  Investor Financing. An investor syndicate will subscribe to purchase approximately $22m in shares of QLT common stock for a purchase price of $1.76 per share immediately prior to closing  Ownership. Following completion of the proposed merger, QLT shareholders, including the Investors, who are investing in QLT immediately prior to closing, are expected to own approximately 67% and current Aegerion shareholders will own approximately 33% of Novelion’s common stock  Governance. The Board of Directors will be comprised of ten members, including four Aegerion designees, four QLT designees and two shareholder representatives, one from Broadfin Capital and the other from Sarissa Capital. For a period of time, Sarissa Capital Management also has the right to designate an additional director  Cash Balance. Novelion is expected to have an unrestricted cash balance of over $100m(1)  Warrant Agreement. QLT will enter into a warrant agreement pursuant to which warrants will be issued to QLT shareholders and the investor syndicate that would be exercisable for additional Novelion shares, if the class action litigation or DOJ and SEC investigations are subsequently resolved for amounts in excess of negotiated thresholds  Loan Agreement. Aegerion and QLT have entered into a loan agreement under which QLT has agreed to loan Aegerion up to $15m for working capital  Certain Closing Conditions. In addition to shareholder approval, the merger is subject to stock exchange approvals and other closing conditions, including, among others, regulatory approval and completion of a specified minimum of the private placement in QLT by the Investors (1) Assumes completion of the proposed merger by the end of Q3 2016 Source: June 15, 2016, of Agreement and Plan of Merger; June 15, 2016, of Investor Subscription Agreement, Aegerion and QLT management 13

Novelion: A Strong, Global Rare-Disease Focused Organization Transformation  Late-stage, rare disease asset providing longer-term risk mitigation and significant revenue and upside potential Significant cash position Preliminary agreements in principle with SEC / DOJ Blue-chip shareholder support New Management Commitment to Rare Diseases  Significant leadership changes in management, board and compliance   Deep market knowledge Proven innovation Established clinical development program Robust Commercial Capabilities  Field force with experience establishing products in the marketplace Global Footprint Global infrastructure Local patient solutions  14

Aegerion· Pharmaceuticals QLT Inc. Questions 15